January 7, 2015

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Amendment No. 1 to Definitive Proxy Statement on Schedule 14A
Filed July 25, 2014
File No. 001-16383

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Energy, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2014, with respect to Amendment No. 1 to the Company’s Definitive Proxy Statement on Schedule 14A (Commission File No. 001-16383) (the “Proxy Statement”). For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Proxy Statement.

Compensation Discussion and Analysis, page 21

Components of our Executive Compensation, page 27

Annual Cash Bonus, page 28

1.	Please provide further details regarding the specifics of each operational and performance goal, such that it is clear whether the observed outcomes satisfied each such goal. Please also clarify how each goal was considered or weighted in determining the total amount of each named executive officer’s 2013 annual cash bonus, as well as how the total amount of funding for the Annual Cash Bonus pool was determined. Please also include this information in future filings, as appropriate and material.

January 7, 2015

Response:

The cash bonus pool is determined in accordance with the Cheniere Energy, Inc. 2011-2013 Bonus Plan (the “Bonus Plan”). The table on pages 28-29 of the Proxy Statement discloses the goals that were set for the determination of the cash bonus pool. The bulleted items on the right hand side of the table describe how each operational and performance goal was achieved. Because each goal that was set was achieved, the Company determined that listing each goal as well as listing each goal that was met would be redundant.

As disclosed on page 29 of the Proxy Statement, the Compensation Committee approved the funding of an Annual Cash Bonus pool for all employees, including the named executive officers, in the amount of $32 million for 2013, which was determined by adjusting the bonus pool from 2012 for the increased number of eligible employees in 2013, and further increasing such amount by 10 percent based on the Compensation Committee’s view of the overall performance compared to the prior year and the shareholder value created by the Company’s significant stock price appreciation in 2013. Also, as disclosed on page 29 of the Proxy Statement, a portion of the Annual Cash Bonus pool was allocated by the Compensation Committee to each of the named executive officers based on a recommendation by the CEO and such named executive officers’ contributions in 2013. Both the total amount of funding for the Annual Cash Bonus pool and the portion allocated to each named executive officer were determined by the Compensation Committee based upon the Company exceeding all of its goals rather than any specified weighting or dollar value assigned to such goals. The Company believes that the list of items on pages 28-29 of the Proxy Statement makes the reasons for the awards of bonuses clear to investors. If all goals are achieved in future years, we endeavor to include appropriate disclosures concerning the achievement of goals.

Long-Term Incentive Award, page 29

2.	Please disclose the goals and actual outcomes for each of the Company performance measures listed on page 29 in connection with the LTI awards granted in 2013, as well as how the total number of shares of restricted stock in the long-term incentive award pool was determined. Please also include this information in future filings, as appropriate and material.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the sole performance measure that drove the determination of the Company’s LTI award pool was expected cash flows generated pursuant to the LNG sale and purchase agreements entered into for Trains 3 and 4 at the Sabine Pass LNG terminal, as disclosed on page 29 of the Proxy Statement. Awards granted from the LTI award pool consist of (1) milestone awards, which vest based upon certain milestones relating to financing and constructing Trains 3 and 4 at the Sabine Pass LNG terminal (“Milestone Awards”), and (2) stock price awards, which vest based upon the

January 7, 2015

Company’s stock price appreciating to specified levels (“Stock Price Awards”). The specific vesting triggers for the Milestone Awards and Stock Price Awards are disclosed in the table on page 31 of the Proxy Statement. Although Milestone Awards and Stock Price Awards have different vesting schedules, the total pool of shares from which these awards were granted was based solely upon expected cash flows generated pursuant to the LNG sale and purchase agreements entered into for Trains 3 and 4 at the Sabine Pass LNG terminal. The Company undertakes in the future to provide appropriate disclosure regarding the goal or goals relating to determination of LTI awards.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael J. Wortley

Michael J. Wortley Senior Vice President and Chief Financial Officer

cc:	Greg Rayford, Cheniere Energy, Inc.
George J. Vlahakos, Andrews Kurth LLP
G. Michael O’Leary, Andrews Kurth LLP